Art Johnson & Mundoval Fund Featured in *La Jolla Light*

LA JOLLA LIGHT
Enlightening La Jolla Since 1913

Local Mutual Fund Focused on Pragmatic Investing

September 08, 2010
By Light Staff

Mundoval Mutual Fund in La Jolla has been successful looking out for its clients in the long-term.

"We're simply trying to buy quality businesses at a reasonable price in relation to what they're worth," said Art Johnson, president and chief investment officer for the firm, which is located at 7855 Ivanhoe Ave. on the 2nd floor, Suite 210. "We're not trying to forecast or predict what's going to happen to share prices. We manage wealth for our clients, help them attain their long-term needs through a systematic approach whereby we analyze and buy the entire corporation looking 3 to 7 years out."

Johnson noted investment success is ultimately measured by the longterm progress of companies owned, rather than the month-to-month price movements of their share prices."

Mundoval, which invests in the stock of companies from around the world (40 percent foreign, 60 percent domestic), has averaged a 2.96 percent annual return since its inception, more than double the 1.22 percent average annual return of the Standard and Poor's 500 broad market index for the same time period.[1]

Whitney Kirk, Mondoval's director of marketing & communications, noted the 6-year-old company has generated a positive return despite extremely volatile economic conditions. "What we do is simple, pragmatic stock market investing," she said. "We buy businesses at a discount price and we hold them for the long term and it's worked for us. We've been able to get it done (earn profits) over the long term for our shareholders."

At the end of last quarter, Kirk noted the firm had 37 different holdings. Asked about his strategy moving forward, Johnson said, "the Mundoval Fund will continue to invest in companies whose operations we understand, time horizons we share, and whose prices are reasonable in relation to their intrinsic business values."

Average Annual Total Return as of August 31, 2010[1]

	1-Year	5-Year (annualized)	Since Inception (annualized)
Mundoval Fund	-1.77%	1.51%	2.96%
S&P 500 Index	4.91%	-0.91%	1.22%

1. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. The index shown is a broad-based, unmanaged index commonly used to measure performance of U.S. and world stocks. The index does not incur expenses and is not available for investment. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.